UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RETAILMENOT, INC.

(Name of Subject Company)

RETAILMENOT, INC.

(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132B106

(CUSIP Number of Class of Securities)

Jonathan B. Kaplan

Chief Legal Officer, General Counsel and Secretary

RetailMeNot, Inc.

301 Congress Avenue, Suite 700

Austin, Texas 78701

(512) 777-2970

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With a copy to:

Samer M. Zabaneh, Esq.

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following letter was sent by email to network contacts of RetailMeNot on April 11, 2017.

Hi [Network Contact]

As a valued partner, I am excited to share that RetailMeNot has entered into an agreement to be acquired by Harland Clarke Holdings, a leading private holding company with an impressive track record for partnering with businesses in consumer and retail marketing. The press release we issued today is available at http://investor.retailmenot.com/News

One of its portfolio companies is Valassis, which services tens of thousands of retail customers, reaching millions of consumers with savings, coupons and advertising for consumer goods, grocery, dining and retail businesses at the local and national level. RetailMeNot’s digital, mobile and audience strength will be the perfect complement to Valassis’ strength in mail, print and digital coupons and media.

Once the transaction is finalized, RetailMeNot will operate as a standalone business in the Harland Clarke Holdings portfolio and maintain headquarters in Austin, Texas. You can count on our continued dedication and commitment to helping retailers through your network reach consumers in their path to purchase. We will continue to honor our current commitments and Susie and I will continue to be your day-to-day contacts here at RMN.

lf you have any questions, please feel free to reach out to either of us. We greatly appreciate the partnerships we have built with you and through your network and look forward to our continued collaboration.

Thanks,

Kim Read and Susie Alvaro

Forward-looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke, Valassis and RetailMeNot operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; and RetailMeNot’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016. The forward-looking statements made herein speak only as of the date hereof and none of Harland Clarke, Valassis or RetailMeNot, or any of their respective affiliates, assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of RetailMeNot Series 1 common stock described in this press release has not yet commenced. At the time the planned offer is commenced a wholly-owned subsidiary of Harland Clarke will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and RetailMeNot will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to RetailMeNot security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.